FOR IMMEDIATE RELEASE
---------------------

Contact:          The Herman Group, Inc.
                  800-555-2649
                  Attention: Sherri Herman




                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER



         NEW YORK, NEW YORK (September 26, 1997) -- LEHIGH TAX CREDIT PARTNERS L.L.C. has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Freedom Tax Credit Plus L.P. (the "Partnership") for $530 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on October 24, 1997. As of the close of business on September 25, 1997, 7,201.167 BACs had been tendered to Lehigh Tax Credit Partners and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer by Lehigh Tax Credit Partners, at 800-555-2649.